**Mercedes-Benz Auto Receivables Trust 2014-1**

**Investor Report**

Collection Period Ended          31-Oct-2017

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 40 | | | |
| Collection Period (from... to) | 1-Oct-2017 | 31-Oct-2017 | | |
| Determination Date | 13-Nov-2017 | | | |
| Record Date | 14-Nov-2017 | | | |
| Distribution Date | 15-Nov-2017 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 16-Oct-2017 | 15-Nov-2017 | Actual/360 Days | 30 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-Oct-2017 | 15-Nov-2017 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 295,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 343,100,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 375,870,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-4 Notes | 110,500,000.00 | 103,803,383.57 | 91,752,858.77 | 12,050,524.80 | 109.054523 | 0.830343 |
| **Total Note Balance** | **1,124,470,000.00** | **103,803,383.57** | **91,752,858.77** | **12,050,524.80** | | |

| | | | | |
|---|---|---|---|---|
| Overcollateralization | 28,829,937.71 | 28,832,498.44 | 28,832,498.44 | |
| Adjusted Pool Balance | 1,153,299,937.71 | 132,635,882.01 | 120,585,357.21 | |
| Yield Supplement Overcollateralization Amount | 49,189,871.20 | 4,504,975.07 | 4,045,850.97 | |
| **Pool Balance** | **1,202,489,808.91** | **137,140,857.08** | **124,631,208.18** | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 28,829,937.71 | 2.50% |
| Target Overcollateralization Amount | 28,832,498.44 | 2.50% |
| Current Overcollateralization Amount | 28,832,498.44 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.180000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 0.430000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 0.870000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-4 Notes | 1.310000% | 113,318.69 | 1.025509 | 12,163,843.49 | 110.080032 |
| **Total** | | **$113,318.69** | | **$12,163,843.49** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---:|---|---:|
| Principal Collections | 12,396,550.71 | (1) Total Servicing Fee | 114,284.05 |
| Interest Collections | 294,435.40 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 67,130.77 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
| Recoveries | 104,746.32 | (3) Interest Distributable Amount Class A Notes | 113,318.69 |
| Purchase Amounts | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Advances made by the Servicer | 0.00 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Investment Earnings | 6,508.76 | (6) Regular Principal Distributable Amount | 12,050,524.80 |
| **Available Collections** | **12,869,371.96** | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| Reserve Fund Draw Amount | 0.00 | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| | | (9) Excess Collections to Certificateholders | 591,244.42 |
| **Available Funds** | **12,869,371.96** | **Total Distribution** | **12,869,371.96** |

### Distribution Detail

| | Due | Paid | Shortfall |
|---|---:|---:|---:|
| Total Servicing Fee | 114,284.05 | 114,284.05 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 113,318.69 | 113,318.69 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4 Notes | 113,318.69 | 113,318.69 | 0.00 |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4 Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 113,318.69 | 113,318.69 | 0.00 |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 12,050,524.80 | 12,050,524.80 | 0.00 |
| Aggregate Principal Distributable Amount | 12,050,524.80 | 12,050,524.80 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 2,883,249.84 |
| Reserve Fund Amount - Beginning Balance | 2,883,249.84 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 1,347.03 |
| minus Net Investment Earnings | 1,347.03 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 2,883,249.84 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 1,347.03 |
| Net Investment Earnings on the Collection Account | 5,161.73 |
| Investment Earnings for the Collection Period | 6,508.76 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---:|---:|
| Cutoff Date Pool Balance | 1,202,489,808.91 | 43,511 |
| | | |
| Pool Balance beginning of Collection Period | 137,140,857.08 | 14,739 |
| | | |
| Principal Collections | 8,587,208.42 | |
| Principal Collections attributable to Full Pay-offs | 3,809,342.29 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 113,098.19 | |
| Pool Balance end of Collection Period | 124,631,208.18 | 14,092 |
| | | |
| Pool Factor | 10.36% | |

| | As of Cutoff Date | Current |
|---|---:|---:|
| Weighted Average APR | 2.67% | 2.54% |
| Weighted Average Number of Remaining Payments | 51.92 | 17.70 |
| Weighted Average Seasoning (months) | 11.34 | 48.34 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 123,140,321.65 | 13,960 | 98.80% |
| 31-60 Days Delinquent | 1,173,213.33 | 96 | 0.94% |
| 61-90 Days Delinquent | 276,403.06 | 29 | 0.22% |
| 91-120 Days Delinquent | 41,270.14 | 7 | 0.03% |
| Total | 124,631,208.18 | 14,092 | 100.00% |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| Losses (1) | Current | | Cumulative | |
|---|---|---|---|---|
|  | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 113,098.19 | 12 | 9,690,789.42 | 439 |
| Principal Net Liquidation Proceeds | 67,153.84 | | 1,232,739.20 | |
| Principal Recoveries | 103,157.58 | | 4,708,167.99 | |
| Principal Net Loss / (Gain) | (57,213.23) | | 3,749,882.23 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | (0.525%) |
| Prior Collection Period | 1.201 % |
| Second Prior Collection Period | (1.987%) |
| Third Prior Collection Period | 0.183 % |
| Four Month Average | (0.282%) |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.312% |
| **Average Net Loss / (Gain)** | 8,541.87 |

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.